Mail Stop 3561

February 26, 2008

National Beef Packing Company, LLC
Jay D. Nielsen- Chief Financial Officer
12200 North Ambassador Drive
Kansas City, MO 64163

Re: **National Beef Packing Company, LLC**
   Form 10-K for the year ended August 25, 2007
   Filed November 14, 2007
   File No. 333-111407

Dear Mr. Nielsen:

  We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

        Sincerely,

        David R. Humphrey
        Branch Chief